                           MEMORANDUM OF UNDERSTANDING


         This Memorandum of Understanding ("Memorandum") is entered into by and among (i) Lawrence Peccatiello ("Plaintiff") and (ii) Rexall Sundown, Inc. ("Rexall" or the "Company"), Nutricia Investment Corporation ("Nutricia") and the Rexall directors named as individual defendants (the "Individual Defendants") (collectively, "Defendants") in the action captioned LAWRENCE PECCATIELLO V. CARL DESANTIS, ET AL., Case No. CL 00-4284 AO, pending before the Circuit Court of the 15th Judicial Circuit, in and for Palm Beach County, Florida (respectively, the "Action" and the "Court").

         WHEREAS:

         A. Plaintiff is and has been the beneficial owner of shares of common stock of the Company ("Common Stock") at all times as of and since the date of the filing of the complaint in the Action.

         B. On May 1, 2000, Rexall, Nutricia and Koninklijke Numico N.V., Nutricia's parent corporation ("Numico"), announced that they had entered into an Agreement and Plan of Merger, dated as of April 30, 2000 (the "Merger Agreement") regarding the acquisition of Rexall by Numico in an all-cash transaction valued at approximately $1.7 billion. Pursuant to the Merger Agreement, Nutricia has commenced a tender offer to acquire all of the outstanding shares of Rexall for $24.00 per share in cash (the "Tender Offer"). Following the Tender Offer, Numico will proceed with a second-step merger (the "Merger") to complete the acquisition of Rexall, and any Rexall shares not purchased in the Tender Offer will be acquired in the Merger for $24.00 per share in cash.

         C. The initial complaint in the Action was filed on May 1, 2000 and subsequently amended on May 22, 2000 (as amended, the "Complaint"). The Action was filed on behalf of a putative class consisting of all holders of the Company's Common Stock, other than Defendants and any person, firm, trust, corporation or other entity related or affiliated with any of the Defendants. The Complaint generally alleges that the Individual Defendants, aided and abetted by Nutricia, engaged in breaches of fiduciary duties purportedly owed to the Company's stockholders. The Action seeks to enjoin the consummation of the Merger, and to compel the Individual Defendants to carry out their fiduciary duties to Plaintiff and the Company's stockholders. On May 22, 2000, Rexall and the Individual Defendants filed a motion to dismiss the initial complaint.

         D. On May 16, 2000, the Court denied without prejudice plaintiff's motion to conduct expedited discovery in anticipation of seeking to enjoin preliminarily consummation of the Merger. On May 19, 2000, plaintiff renewed his motion for expedited discovery and filed a motion to enjoin preliminarily the Company and the Company's directors from proceeding to consummate the Merger. Plaintiff filed on May 22, 2000 an amended complaint adding Nutricia as a defendant and alleging that Nutricia is aiding and abetting the alleged breaches of fiduciary duties by the Company's directors. The Company and the Company's directors served on May 22, 2000 a motion to dismiss the complaint based on the legal insufficiency of plaintiff's allegations. On May 24, 2000, the Company and the Company's directors served a motion to dismiss plaintiff's amended complaint based on the legal insufficiency of plaintiff's allegations.

         E. On May 25, 2000, following extensive discussions and negotiations, counsel for Plaintiff and Defendants reached an agreement-in-principle concerning the proposed settlement of the Action which would result in the public stockholders of the Company receiving a more favorable transaction than that originally proposed.

         F. Because counsel for Plaintiff and Defendants in this Action have concluded that the terms contained in this Memorandum are fair and adequate to both the Company and its stockholders and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the substantial benefits and protections offered herein, the parties wish to document their agreement-in-principle in this Memorandum.

         NOW, THEREFORE, the parties to the Action have reached an agreement providing for the settlement of the Action on the terms and subject to the conditions set forth below (the "Settlement"):

         1. The purpose of this Memorandum is to set forth the agreement-in-principle of the parties to the Action with respect to the matters addressed below. However, the obligations of the parties pursuant to this Memorandum are subject to modifications, if necessary, to ensure that the terms thereof will not generate any adverse tax, accounting, financing or other consequences to the parties (including to enable the parties to obtain any necessary third party consents). Any necessary adjustments will be made on a mutually agreeable basis so as to preserve the economic, operational and other objectives of the parties in reaching this agreement-in-principle.

         2. Subject to compliance with all applicable securities laws and other legal requirements, Numico, Nutricia and the Company will proceed with the Tender Offer and the Merger pursuant to the terms of the Merger Agreement, subject to the modifications described below. In consideration for the full settlement and release of all Settled Claims (as defined below), and subject in all respects to all terms and conditions of the Merger Agreement, the parties agree that:

              a. The Company, Numico and Nutricia shall cause Section 7.2 of the Merger Agreement to be amended to (i) reduce the termination fee set forth in subparagraph (b)(A) of Section 7.2 from U.S. $65,000,000 to U.S. $50,000,000; and (ii) reduce the expense reimbursement fee set forth in subparagraph (b)(B) of Section 7.2 from U.S. $14,000,000 to U.S. $10,000,000.

              b. The Company, Numico and Nutricia shall cause Section 2.9(h) of the Merger Agreement to be amended and restated in its entirety as follows:

          DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, and despite the fact that the FBCA may not provide for such a right, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by shareholders ("Dissenting Shareholders") who (i) have not voted in favor of or consented to the Merger, (ii) to the extent required by and in the manner provided in Section 607.1320 of the FBCA, shall have delivered a written notice of intent to demand payment for such shares of Company Common Stock if the Merger is effectuated in the time and manner provided in FBCA and
          (iii) shall not have failed to perfect or shall not have effectively withdrawn or lost their rights to appraisal and payment under the FBCA shall not be converted into the right to receive the Merger Consideration, but shall, in lieu thereof, be entitled to receive the consideration as shall be determined pursuant to Sections
          607.1301 through 607.1320 of the FBCA; provided, however, that any such holder who shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the FBCA, shall thereupon be deemed to have had such person's shares of Company Common Stock converted, at the Effective Time, into the right to receive the Merger Consideration set forth herein, without any interest or dividends thereon. Notwithstanding anything to the contrary contained in this Section 2.9(h), if (A) the Merger is rescinded or abandoned or (B) the shareholders of the Company revoke the authority to effect the Merger, then the right of any Dissenting Shareholder to be paid the fair value of such Dissenting Shareholder's Shares shall cease. The Company will give parent prompt notice of any demands received by the Company for appraisals of Company Common Stock held by Dissenting Shareholders. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.


              c. As promptly as practicable, the Company shall issue a supplemental disclosure statement which describes the following in a manner reasonably acceptable to Plaintiff's counsel:

                   A. the amendments to the Merger Agreement set forth in paragraphs 2.a and 2.b of this Memorandum;

                   B. the status of any inquiries by third parties to the Company since the announcement of the Merger Agreement on May 1, 2000 with respect to any expression of interest, offer or proposal to acquire all or more than 15% of the Company's businesses, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets, reorganization, tender or exchange offer or otherwise;

                   C. the assumptions underlying the Company's financial projections set forth in Section 8 of Exhibit (a)(1) to the Schedule TO filed by Numico and Nutricia with the Securities and Exchange Commission on May 5, 2000;

                   D. the terms and conditions on which Morgan Stanley is entitled to be paid a transaction fee upon consummation of the Merger and not in consideration for its issuance of a fairness opinion regarding the Merger; and

                   E.   the terms and conditions of the Settlement.

         3. Subject to such reasonable and appropriate confirmatory discovery as Plaintiff and Defendants agree, Plaintiff agrees to enter into a settlement stipulation (and such other related documentation as may be necessary) which will provide for the settlement of the Action (the "Settlement Agreement"). Among other things, the Settlement Agreement expressly will provide as follows:

              a. for the conditional certification of the Action, for settlement purposes only, as a class action pursuant to Rule 1.220(b)(1) and
(b)(2) of the Florida Rules of Civil Procedure on behalf a class consisting of all record and beneficial holders of Common Stock of the Company (other than the Defendants and any person, firm, trust, corporation or other entity related or affiliated with any of the Defendants) for the period from and including April 30, 2000 through and including the effective date of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the "Class");

              b. for the complete discharge, dismissal with prejudice, settlement and release of, and an injunction barring, all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of any member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendants in the Action, or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to the complaint in the Action, the Merger Agreement, the Tender Offer, the Merger, and any Tender Offer or proxy material, public filings or statements (including, but not limited to, public statements) by any of the Defendants in the Action or any other Released Persons in connection with the Tender Offer, the Merger Agreement or the Merger (collectively, the "Settled Claims"); provided, however, that the Settled Claims shall not include (x) any properly perfected appraisal rights in connection with the Merger, and (y) any of the claims asserted in the following pending litigation; (i) IN RE REXALL SUNDOWN, INC. SECURITIES LITIGATION Case No. 98-8798-CIV-DIMITROULEAS, in the United States District Court for the Southern District of Florida; (ii) FOLBAUM ET AL. V. REXALL SUNDOWN INC., ET AL., No. L-8625-98, in the Superior Court of New Jersey, Camden County; and (iii) HUTSON V. REXALL SUNDOWN, INC., Case No. 98-10769AI, in the Circuit Court of the Fifteen Judicial Circuit in and for Palm Beach County, Florida.

              c. that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to Plaintiff, the Class or anyone;

              d. that Defendants are entering into the Settlement Agreement solely because the proposed Settlement would eliminate the distraction, burden and expense of further litigation; and

              e. subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Settlement Agreement should be approved, that Plaintiff and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims against any of the Released Persons.

         4. The parties to the Action will use their best efforts to complete the discovery contemplated by this Memorandum and to agree upon, execute and present to the Court, as soon as practicable, a formal Settlement Agreement and such other documents as may be necessary and appropriate in order to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Action in the manner contemplated herein and by the Settlement Agreement. Pending the negotiation and execution of the Settlement Agreement, all proceedings in the Action, except for Settlement-related proceedings pursuant to this Memorandum, shall be suspended.

         5. Plaintiff will cooperate with Defendants in all reasonable respects in connection with implementation of the Merger Agreement and the other understandings set forth herein. The parties to the Action, through their counsel, (i) agree to use their best efforts to pursue the Settlement in as expeditious and comprehensive a manner as possible and acknowledge that time is of the essence; and (ii) agree to cooperate in preparing any and all necessary papers to define, pursue and effectuate the Settlement.

         6. Pending negotiation, execution and Court approval of the Settlement Agreement and Settlement, the Plaintiff in the Action agrees to stay any discovery and to stay and not to initiate any proceedings other than those incident to the Settlement itself. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this Memorandum which challenges the Settlement, the Merger Agreement, the Tender Offer or the Merger or otherwise involves a Settled Claim (other than an action involving solely dissenters' appraisal rights in connection with the Merger).

         7. The Settlement contemplated by this Memorandum will not be binding upon any party until, and is otherwise subject to:

              a. the completion by Plaintiff in the Action of such documentary discovery and/or oral depositions or interviews as reasonably are requested by him and agreed to by the respective party from whom discovery is requested (the scope of such discovery having been discussed by the parties prior to the execution of this Memorandum);

              b. the execution of a formal Settlement Agreement (and such other documentation as may be required to obtain final approval by the Court of the Settlement) by counsel for the parties to the Action, which Settlement Agreement shall include a provision permitting Defendants to terminate the Settlement if, prior to the Effective Date of the Settlement (as defined below), any action is pending in any state or federal court which raises any Settled Claims against any of the Released Persons;

              c.   the consummation of the Tender Offer;

              d. final approval by the Court of the Settlement (and the exhaustion of possible appeals, if any) and the dismissal of the Action by the Court with prejudice and without awarding costs to any party (except as provided herein) having been obtained, and entry by the Court of a final order and judgment containing such release language as is contained in the Settlement Agreement; and

              e. the determination by Defendants in the Action that the dismissal of the Action in accordance with the Settlement Agreement will result in the release with prejudice of the Settled Claims.

         8. This Memorandum shall be null and void and of no force and effect should any of the conditions set forth herein not be met or should Plaintiff's counsel in the Action determine in good faith that, based upon the discovery contemplated by this Memorandum, the proposed Settlement is not fair, reasonable and adequate; in such event, this Memorandum shall not be deemed to prejudice in any way the positions of the parties with respect to the Action nor to entitle any party to the recovery of costs and expenses incurred to implement this Memorandum (except as provided in paragraph 10 hereof for the costs of notice of the Settlement).

         9. The Effective Date of the Settlement shall be the date on which the order of the Court approving the Settlement becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time or otherwise.

         10. The Company shall be responsible for providing notice of the Settlement to the members of the Class. The Company shall pay, on behalf of and for the benefit of the Individual Defendants in the Action, all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class and shall cooperate with Plaintiff's counsel in providing such information as is reasonably available to it and reasonably identifies potential Class members.

         11. With the exception of any fees and expenses which may be awarded or approved by the Court to counsel for Plaintiff in the Action, which shall be the sole responsibility of the Company and/or its successors in interest acting on behalf of and for the benefit of the Individual Defendants, the parties in the Action shall bear no other expenses, costs, damages or fees alleged or incurred by any other party or, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives (except for the costs of notice set forth in paragraph 10 of this Memorandum).

         12. The provisions contained in this Memorandum shall not be deemed a presumption, concession or an admission by any Defendant in the Action of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Action, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative.

         13. This Memorandum constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the parties hereto.

         14. This Memorandum and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Florida, without regard to conflict of laws principles.

         15. This Memorandum will be executed by counsel for the parties to the Action, each of whom represent and warrant that they have the authority from their client(s) to enter into this Memorandum. This Memorandum may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         16. Plaintiff and his counsel in the Action represent and warrant that none of Plaintiff's claims or causes of action referred to in any complaint in the Action or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

         17. This Memorandum shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs and assigns.

              IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth below.

                                         /s/ Gerry S. Gibson
                                         -----------------------------------
                                         Gerry S. Gibson
                                         Janet B. Teebagy
                                         Greenberg Traurig, P.A.
                                         777 South Flagler Drive
                                         West Palm Beach, Florida 33401
                                         (561) 650-7900
                                         Attorneys for Rexall Sundown, Inc. and
                                         the Individual Defendants


                                         /s/ Stanley H. Wakshlag
                                         -----------------------------------
Of Counsel:                              Stanley H. Wakshlag
                                         Akerman, Senterfitt & Eidson, P.A.
David E. Bennett                         One Southeast Third Avenue
Vedder, Price, Kaufman & Kammholz        28th Floor, SunTrust International Center
222 North LaSalle Street                 Miami, Florida  33131
Chicago, Illinois   60601-5005           Attorneys for Nutricia Investment Corporation
(312) 609-7600

Kevin G. Abrams
Raymond J. DiCamillo
Christine M. Morabito
Richards, Layton & Finger
One Rodney Square
P.O. Box 551
Wilmington, Delaware  19899
(302) 658-6541

                                         /s/ Paul J. Geller
                                         -----------------------------------
Of Counsel:                              Paul J. Geller
                                         Jonathan M. Stein
Marc A. Topaz                            Cauley & Geller, LLP
Gregory M. Castaldo                      7200 West Camino Real
Schiffrin & Barroway, LLP                Suite 203
Three Bala Plaza East                    Boca Raton, Florida   33433
Suite 400                                (561) 750-3000
Bala Cynwyd, Pennsylvania   19004        Attorneys for Plaintiff Lawrence Peccatiello
(610) 667-7706

William S. Lerach
David J. Robbins
Milberg Weiss Bershad Hynes & Lerach
600 West Broadway
1800 One America Plaza
San Diego, California  92101-5050
(619) 231-1058

Alfred G. Yates, Jr.
Law Offices of Alfred G. Yates, Jr.
519 Allegheny Building
429 Forbes Avenue
Pittsburgh, Pennsylvania   15219
(412) 391-5163

Dated:  May 25, 2000

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